SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No.)*

Builders FirstSource, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

12008R 10 7

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 12008R 10 7	Page 2 of 16 Pages

1.	Names of Reporting Persons Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,851,865

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,851,865

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,851,865

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
5.1%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 12008R 10 7	Page 3 of 16 Pages

1.	Names of Reporting Persons Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,709,716

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,709,716

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,709,716

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.9%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 12008R 10 7	Page 4 of 16 Pages

1.	Names of Reporting Persons Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 89,400

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 89,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
89,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 12008R 10 7	Page 5 of 16 Pages

1.	Names of Reporting Persons Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,605,316

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,605,316

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,605,316

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.7%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 12008R 10 7	Page 6 of 16 Pages

1.	Names of Reporting Persons Suzanne Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 30,000

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 30,000

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 12008R 10 7	Page 7 of 16 Pages

1.	Names of Reporting Persons Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,112,149

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,112,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,112,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.2%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 12008R 10 7	Page 8 of 16 Pages

1.	Names of Reporting Persons Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,112,149

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,112,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,112,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.2%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 12008R 10 7	Page 9 of 16 Pages

1.	Names of Reporting Persons The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,505,150

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,505,150

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,505,150

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
1.6%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 12008R 10 7	Page 10 of 16 Pages

1.	Names of Reporting Persons Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 606,999

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 606,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
606,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 11 of 16 Pages

Item 1.	Security and Issuer

                 This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, Par Value $0.01 Per Share (the "Common Stock"), of Builders FirstSource, Inc. (the "Issuer").  The address of the Issuer's principal executive office is 2001 Bryan Street, Suite 1600, Dallas, Texas, 75201.

Item 2.	Identity and Background

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P.("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Wasiak, RMC, and RIC the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.   Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti.

               Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

               The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 110 East 42nd Street, Suite 1100, New York, NY, 10017.  RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

                Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

                 The aggregate purchase price of the 15,000 shares of Common Stock held by ROBT is $50,774.50 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital.

                 The aggregate purchase price of the 89,400 shares of Common Stock held by Robotti & Company is $323,922.32 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

SCHEDULE 13D
CUSIP No. 12008R 10 7			Page 12 of 16 Pages

                 The aggregate purchase price of the 2,605,316 shares of Common Stock held by Robotti & Advisors is $9,219,767.05 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Advisors were paid for using the personal funds of its advisory clients.

                 The aggregate purchase price of the 30,000 shares of Common Stock held by Suzanne Robotti is $101,273.00 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

                The aggregate purchase price of the 1,505,150 shares of Common Stock held by RIC is $5,328,681.37 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

                The aggregate purchase price of the 606,999 shares of Common Stock held by RI is $2,141,280.31 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 4.			Purpose of Transaction

                (a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

                The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of these shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

                Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

                Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.			Interest in Securities of the Issuer

                (a)-(b) As of As February 9, 2010, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Common Stock	Number of Common Stock: Sole Power to Vote or Dispose	Number of Common Stock: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(6)(7)(8)	4,851,865	0	4,851,865	5.11%
ROBT (1)(2)(3)(4)	2,709,716	0	2,709,716	2.85%

SCHEDULE 13D
CUSIP No. 12008R 10 7			Page 13 of 16 Pages

Robotti & Company (1)(3)	89,400	0	89,400	**
Robotti & Company Advisors(1)(4)	2,605,316	0	2,605,316	2.74%
Suzanne Robotti(1)(5)(6)	30,000	30,000	0	**
Wasiak (1)(7)(8)	2,112,149	0	2,112,149	2.23%
RMC (1)(7)(8)	2,112,149	0	2,112,149	2.23%
RIC (1)(7)	1,505,150	0	1,505,150	1.59%
RI (1)(8)	606,999	0	606,999	**

                 *Based on 94,918,918 shares of Common Stock, Par Value $0.01 per share outstanding as of January 21, 2010 as disclosed in the Issuer's Form 8-K filed with the Securities and Exchange Commission on January 22, 2010.

               **Less than one percent.

                (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
                (2) Mr. Robotti shares with ROBT the power to vote or direct the vote, and share the power to dispose or direct the disposition, of 15,000 shares of the Common Stock owned by ROBT.
                (3) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 89,400 shares of Common Stock owned by the discretionary customers of Robotti & Company.
                (4) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 2,605,316 shares of Common Stock owned by the advisory clients of Robotti Advisors.
                (5) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition, of 30,000 shares of Common Stock.

                (6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.

                (7) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,505,150 shares of Common Stock owned by RIC.
                (8) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 606,999 Common Stock owned by RI.

                (c) The table below lists all the transactions in the Issuer's Common Stock in the past sixty days by the Reporting Persons.  All such transactions were made by ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, RIC, and RI in the open market.

Transactions in Shares Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Common Stock	Buy/Sell	Price Per Unit

RIC	12/18/2009	(14,000)	SELL	$4.7432
RI	12/18/2009	(6,000)	SELL	$4.7432
Robotti & Company's Discretionary Customers	01/05/2010	7,020	BUY	$3.58
Robotti & Company's Discretionary Customers	01/06/2010	20,930	BUY	$3.5792
Robotti & Company's Discretionary Customers	01/07/2010	49,430	BUY	$3.5736
Robotti & Company's Discretionary Customers	01/08/2010	9,020	BUY	$3.5707

SCHEDULE 13D
CUSIP No. 12008R 10 7			Page 14 of 16 Pages

Robotti Advisors' Advisory Clients	01/11/2010	(350)	SELL	$3.55
RIC	01/12/2010	68,571	BUY	$3.7956
RI	01/12/2010	21,429	BUY	$3.7956
RIC	01/13/2010	53,333	BUY	$3.7468
RI	01/13/2010	16,667	BUY	$3.7468
RIC	01/14/2010	91,429	BUY	$3.6963
RI	01/14/2010	28,571	BUY	$3.6963
RIC	01/15/2010	64,762	BUY	$3.5902
RI	01/15/2010	20,238	BUY	$3.5902
RIC	01/19/2010	41,905	BUY	$3.7751
RI	01/19/2010	13,095	BUY	$3.7751
Robotti & Company's Discretionary Customers	01/25/2010	3,000	BUY	$3.3611
ROBT	01/25/2010	15,000	BUY	$3.3749
Suzanne Robotti	01/25/2010	30,000	BUY	$3.3749
RIC	01/26/2010	848,184	BUY*	$3.50
RI	01/26/2010	362,855	BUY*	$3.50
Robotti Advisors' Advisory Clients	01/26/2010	1,435,485	BUY*	$3.50
Robotti Advisors' Advisory Clients	01/26/2010	12,350	BUY	$3.3992
Robotti Advisors' Advisory Clients	01/27/2010	173,904	BUY*	$3.50
Robotti Advisors' Advisory Clients	02/03/2010	(5,091)	SELL	$3.2680
Robotti Advisors' Advisory Clients	02/04/2010	(13,577)	SELL	$3.0733
Robotti Advisors' Advisory Clients	02/04/2010	2,800	BUY	$3.0443

*Subscription rights exercised as part of the Issuer's Common Stock Rights Offering.

(d)

Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock beneficially owned by the Reporting Persons.

(e)			Not Applicable.

Item 6.			Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

                Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of February 9, 2010 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.			Materials To Be Filed As Exhibits

The following documents are filed herewith:

1.             Joint Filing Agreement dated as of February 9, 2010 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

SCHEDULE 13D
CUSIP No. 12008R 10 7			Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 9, 2010

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

By:	/s/ Suzanne Robotti		/s/ Kenneth R. Wasiak

	Suzanne Robotti		Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.			Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member
		By:	/s/ Robert E. Robotti

Ravenswood Investments III, L.P.			Name: Robert E. Robotti
Title: Managing Member
By:	Ravenswood Management Company, L.L.C.
Its General Partner

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member
:

SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 16 of 16 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof.  The business address of each person is:

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

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